

August 16, 2006

<u>**Via Facsimile (312) 558-5700 and U.S. Mail**</u>

Leland E. Hutchinson
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601

RE: **Diamond Management & Technology Consultants, Inc.**
        Schedule TO-I filed August 3, 2006, as amended
        File No. 5-53119

Dear Mr. Hutchinson:

We have the following comments on the above-referenced filings.

<u>General</u>

1.   As you are aware, the global exemptive order issued in connection with option exchange offers (March 21, 2001) applies to offers where (i) the subject security is an option; (ii) the exchange offer is conducted for compensatory reasons; and (iii) the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered will also be issued under such an employee benefit plan. We assume you are attempting to rely on that order, since you are limiting participation in this exchange offer to a defined class of former employee security holders. Please provide an analysis supplementally as to why you believe your offer conforms to the conditions applicable for reliance on the global exemptive order. If you are not attempting to rely upon the global exemptive order, please provide us with a legal analysis explaining why you believe your offer is consistent with Rule 13e-4(f)(8). In that regard, we note that the offer is limited to a select group of holders and the consideration to be received by holders will vary.

August 16, 2006

<u>Schedule TO</u>

       <u>Item 4</u>

2.   Item 4 of Schedule TO and Item 1004(a)(2) of Regulation M-A require that you describe all material terms of the offer, including the type and amount of consideration to be given to holders. Because the metrics to be used to determine the value of the compensation to be received have yet to be determined, it is unclear to the Staff how your offer complies with Item 1004(a)(2) of Regulation M-A, Rule 14e-1(b) and the general anti-fraud provisions of Section 14(e).   Please advise or substantially expand your disclosure to explain how investors will determine the value they will receive as a result of the offer.

<u>Offer to Purchase</u>

3.   We note your statement on page two that the stock to be issues will be issued pursuant to a registration statement on Form S-8. Please explain why you believe the issuance of such securities to former employees is consistent with Form S-8. Refer to General Instruction A(1)(a)(3) of Form S-8.

4.   We note that the consideration to be paid will be determined at the close of the offer. Please advise as to why you believe that the formula pricing mechanism is consistent with the requirements of Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b). In this regard, please note that in instances where we have granted no-action relief at least two trading days remain in the offer after the averaging period. See TXU Corporation (Sept. 13, 2004) and Lazard (Aug. 11, 1995).

<u>Section 1. General; Number of Shares of Common Stock; Expiration Date, page 12</u>

5.   Please revise your disclosure to acknowledge that you will pay the cash or issue the common stock promptly after expiration rather than "as soon as practicable" after acceptance. Refer to Rule 14e-1(c).

6.   We note you define "business day" by reference to Central Time as opposed to Eastern Time. Please note that "business day" is a defined term pursuant to Rule 13e-4(a)(3).

<u>Section 6. Conditions of the Offer, page 19</u>

7.   We note your statement that you may assert conditions "regardless of the circumstances giving rise thereto, including any action or omission to act by us." If the circumstances giving rise to the condition are within your control, we believe the offer may be illusory and may constitute a "fraudulent, deceptive or manipulative" practice within the meaning of Section 14(e). Please revise your disclosure accordingly.

8.   Refer to conditions (a) and (b)(4). The statement that an event may materially impair "in any way the contemplated future conduct of our business" is extremely broad and vaguely drafted. While we have permitted offer conditions premised on the existence of a

material adverse change your condition as currently written goes well beyond such a limit. Please revise to more precisely define the scope of this condition. Similarly, condition (g) appears overly broad in that it contemplates the triggering of a condition upon any change that is or may be material.

9.   We note your statement that you may waive a condition "in whole or in part, at any time and from time to time prior to our acceptance of validly tendered and not withdrawn Eligible Options and/or Eligible SARS, in our discretion, whether or not we waive any other condition to the offer." First, please revise your disclosure to clarify that, to the extent you waive a condition with respect to one tender, you will waive that condition for all other tenders as well. Second, please revise your disclosure to reflect that condition to the offer cannot be asserted after expiration of the offer as opposed to "prior to our acceptance.

10.   The last paragraph of this section contains language suggesting that once a condition is triggered, you may decide in your reasonable judgment whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it. Please confirm your understanding on a supplemental basis.

11.   We note your statement that your determinations "will be final and binding upon all persons." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.

Section 13. Certain Material U.S. Federal Income Tax Consequences to Non-U.S. Holders of Exchanging Eligible Options and/or Eligible SARs and Holding and Disposing of Diamond Common Stock, page 31

12.   Item 1004(a)(1)(xii) of Regulation M-A requires that you discuss all material federal income tax consequences of the transaction. Please revise to include such discussion or delete the word "certain."

13.   Please delete the reference to the Circular 230 Guidelines. Investors are entitled to rely upon your disclosure.

<u>Section 16. Additional Information, page 35</u>

14.   We note that you have incorporated by reference Diamond's financial statements in its annual report on Form 10-K. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to options holders the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and Q&A 7 in Section I.H of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 2001). Please revise to include the summary financial statements in your offer materials. Advise how this new information will be disseminated to security holders.

<u>Section 17. Forward Looking Statements; Miscelleneous, page 17</u>

15.   Delete the reference to the PSLRA or revise the disclosure to make clear that the safe harbor protections do not apply to statements made in connection with the tender offer. We remind you that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. *See* Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.

<u>Closing Information</u>

Please amend the your filing to comply with our comments. You should include a letter responding to each comment, noting the location of the change in the revised material. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. Please also note the location of any material changes made for reasons other than in response to our comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments. Please be advised that you may be required to extend this offer in order to allow security holders to assimilate the new disclosure about the offer provided in response to our comments.

In connection with responding to our comments, please provide, in writing, a statement from all bidders and filing persons acknowledging that:

- you are responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 16, 2006

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions